Filed Pursuant to Rule 433

Registration No. 333-169900

Dated: August 14, 2013

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated August 14, 2013 to the Prospectus dated October 13, 2010.

Issuer:	JPMorgan Chase & Co.

Security:	5.625% Subordinated Notes due 2043

Ratings*:	A3/A-/A

Currency:	USD

Size:	$750,000,000

Security Type:	SEC Registered Subordinated Notes

Maturity:	August 16, 2043

Coupon:	5.625%

Payment Frequency:	Semi-Annually

Day Count Convention:	30/360

Benchmark Treasury:	2.875% US Treasury due May 2043

Spread to Benchmark Treasury:	+190 basis points

Benchmark Treasury Yield:	3.778%

Price to Public:	99.242% of face amount

Yield to Maturity:	5.678%

Proceeds (Before Expenses) to Issuer:	$737,752,500 (98.367%)

Interest Payment Dates:	February 16 and August 16 of each year, commencing February 16, 2014

Business Day:	New York and London

Trade Date:	August 14, 2013

Settlement Date:	August 21, 2013 (T+5)

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	46625H JM3 / US46625HJM34

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	Fifth Third Securities, Inc. Drexel Hamilton, LLC Kota Global Securities, Inc. Lebenthal & Co., LLC MFR Securities, Inc.

* Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Settlement Period: The closing will occur on August 21, 2013 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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